EXHIBIT 99.1
Indian GAAP Standalone

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore
Balance Sheet as at	Schedule	December 31, 2006	March 31, 2006

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	279	138
Reserves and surplus	2	9,363	6,759
		9,642	6,897
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		3,651	2,837
Less: Accumulated depreciation		1,608	1,275
Net book value		2,043	1,562
Add: Capital work-in-progress		573	571
		2,616	2,133
INVESTMENTS	4	2,793	876
DEFERRED TAX ASSETS	5	71	56
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	2,086	1,518
Cash and bank balances	7	1,668	3,279
Loans and advances	8	1,769	1,252
		5,523	6,049
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,045	808
Provisions	10	316	1,409
NET CURRENT ASSETS		4,162	3,832
		9,642	6,897
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the balance sheet.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore January 11, 2007	Parvatheesam K. Company Secretary

in Rs. crore, except per share data
Profit and Loss Account for the	Schedule	Quarter ended December 31,		Nine months ended December 31,
		2006	2005	2006	2005

Income from software services and products		3,454	2,398	9,594	6,535
Software development expenses	11	1,888	1,276	5,299	3,508
GROSS PROFIT		1,566	1,122	4,295	3,027

Selling and marketing expenses	12	182	129	530	374
General and administration expenses	13	235	160	688	469
		417	289	1,218	843

OPERATING PROFIT BEFORE INTEREST AND DEPRECIATION		1,149	833	3,077	2,184
Interest		-	-	-	-
Depreciation		129	109	336	274
OPERATING PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,020	724	2,741	1,910

Other income, net	14	60	(2)	255	73
Provision for investments		-	-	3	-
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEMS		1,080	722	2,993	1,983
Provision for taxation	15	122	80	340	226
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEMS		958	642	2,653	1,757
Income on sale of Investments, net of taxes (refer to note 22.2.22)		-	-	6	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEMS		958	642	2,659	1,757

Balance Brought Forward		3,574	2,341	2,195	1,428
Less: Residual dividend paid		-	-	4	-
Dividend tax on the above		-	-	1	-
		3,574	2,341	2,190	1,428
AMOUNT AVAILABLE FOR APPROPRIATION		4,532	2,983	4,849	3,185
Dividend
Interim		-	-	278	177
Final		-	-	-	-
Total dividend		-	-	278	177
Dividend tax		-	-	39	25
Amount transferred to general reserve		-	-	-	-
Balance in profit and loss account		4,532	2,983	4,532	2,983
		4,532	2,983	4,849	3,185
EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Before exceptional Items
Basic		17.20	11.72	47.82	32.27
Diluted		16.82	11.39	46.70	31.35
After exceptional Items
Basic		17.20	11.72	47.93	32.27
Diluted		16.82	11.39	46.81	31.35

Number of shares used in computing earnings per share
Basic		55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Diluted		56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
* Refer to note 22.2.20
The schedules referred to above are an integral part of the profit and loss account.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore January 11, 2007	Parvatheesam K. Company Secretary

in Rs. crore
Cash Flow Statement for the		Nine months ended December 31,
	Schedule	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional items		2,993	1,983
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		-	-
Depreciation		336	274
Interest and dividend income		(183)	(127)
Profit on sale of liquid mutual funds		(8)	-
Provision for investments		3	-
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(16)	1
Changes in current assets and liabilities
Sundry debtors		(568)	(61)
Loans and advances	16	(246)	(56)
Current liabilities and provisions	17	233	139
Income taxes paid	18	(290)	(253)
NET CASH GENERATED BY OPERATING ACTIVITIES		2,254	1,900
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(818)	(783)
Proceeds on disposal of fixed assets		-	-
Payment for intellectual property rights (refer to note 22.2.21)		14	-
Investment in subsidiaries (refer to note 22.2.16)		(553)	(22)
Investments in securities (refer to note 22.2.16)	20	(1,359)	(958)
Interest and dividend income		183	127
Cash flow from investing activities before exceptional items		(2,533)	(1,636)
Proceeds on sale of Long Term Investments (Net of taxes) (refer to note 22.2.16)		6	-
NET CASH USED IN INVESTING ACTIVITIES		(2,527)	(1,636)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		421	453
Dividends paid during the period		(1,343)	(353)
Dividend Tax paid during the period		(189)	(50)
NET CASH USED IN FINANCING ACTIVITIES		(1,111)	50
Effect of exchange differences on translation of foreign currency cash and cash equivalents		16	(1)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		(1,368)	313
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD		3,779	1,683
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	21	2,411	1,996
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	22
The schedules referred to above are an integral part of the cash flow statement.
As per our report attached
for BSR & Co. Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	Nandan M. Nilekani Chief Executive Officer and Managing Director	S. Gopalakrishnan President, Chief Operating Officer and Joint Managing Director	Deepak M. Satwalekar Director

	Marti G. Subrahmanyam Director	Omkar Goswami Director	Rama Bijapurkar Director	Claude Smadja Director

	Sridar A. Iyengar Director	David L Boyles Director	Jeffrey Lehman Director	S. D. Shibulal Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore January 11, 2007	Parvatheesam K. Company Secretary

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at	December 31, 2006	March 31, 2006

1. SHARE CAPITAL
Authorized
Equity shares, Rs. 5/- par value
60,00,00,000 (30,00,00,000) equity shares	300	150
Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value*	279	138
55,78,48,468 (27,55,54,980) equity shares fully paid up
[Of the above, 53,53,35,478 (25,84,92,302) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
	279	138
Forfeited shares amounted to Rs.1,500 (Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 22.2.11
* Also refer to note 22.2.20 for details of basic and diluted shares

2. RESERVES AND SURPLUS
Capital reserve	6	6
Share premium account - As at April 1,	1,543	900
Add: Receipts on exercise of employee stock options	418	571
Income tax benefit arising from exercise of stock options	-	72
	1,961	1,543
General reserve - As at April 1,	3,015	2,773
Less: Gratuity transitional liability (refer to note 22.2.23)	13	-
Less: Capitalized on issue of bonus shares	138	-
Add: Transferred from the Profit and Loss Account	-	242
	2,864	3,015
Balance in Profit and Loss Account	4,532	2,195
	9,363	6,759

Schedules to the Balance Sheet
3. FIXED ASSETS
in Rs. crore except as otherwise stated
	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2006	Additions	Deductions/ Retirement	As at December 31, 2006	As at April 1, 2006	For the Period	Deductions/ Retirement	As at December 31, 2006	As at December 31, 2006	As at March 31, 2006

Land : free-hold *	34	4	-	38	-	-	-	-	38	34
leasehold	104	20	4	120	-	-	-	-	120	104
Buildings*	1,022	355	-	1,377	179	62	-	241	1,136	843
Plant and machinery*	559	147	-	706	305	77	1	381	325	254
Computer equipment*	700	198	2	896	516	148	2	662	234	184
Furniture and fixtures*	417	95	-	512	275	48	-	323	189	142
Vehicles	1	1	-	2	-	1	-	1	1	1
	2,837	820	6	3,651	1,275	336	3	1,608	2,043	1,562
Previous Period	2,183	657	15	2,825	1,006	274	15	1,265	1,560
Previous year	2,183	799	145	2,837	1,006	409	140	1,275	1,562

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
* Includes certain assets provided on operating lease to Infosys BPO , a subsidiary. Please refer to note 22.2.6 for details
* Please refer to note 22.2.

		in Rs. crore
Schedules to the Balance Sheet as at	December 31, 2006	March 31, 2006

4. INVESTMENTS
Trade (unquoted) - at cost
Long- term investments
In subsidiaries
Infosys BPO Ltd, India
3,32,49,993 (2,44,99,993) equity shares of Rs. 10/- each, fully paid	555	25
Infosys Technologies ( China) Co. Limited	32	23
Infosys Technologies ( Australia) Pty Limited
1,01,08,869 (1,01,08,869) equity shares of A$ 0.11 par value, fully paid	66	66
Infosys Consulting, Inc., USA
2,00,00,000 (1,70,00,000) common stock of US $1.00 par value, fully paid	90	76
	743	190
In other investments*	11	16
Less: Provision for investments	11	14
	-	2
Non-trade (unquoted), current investments, at the lower of cost and fair value
Liquid mutual fund units *	2,050	684
	2,793	876
Aggregate amount of unquoted investments	2,793	876
* Refer to note 22.2.16 for details of investments

5. DEFERRED TAX ASSETS
Fixed assets	68	54
Sundry debtors	3	2
	71	56

6. SUNDRY DEBTORS*
Debts outstanding for a period exceeding six months
Unsecured
considered doubtful	23	8
Other debts
Unsecured
considered good**	2,086	1,518
considered doubtful	3	2
	2,112	1,528
Less: Provision for doubtful debts	26	10
	2,086	1,518
* Includes dues from companies where directors are interested	3	2
** Includes dues from subsidiaries	5	-

7. CASH AND BANK BALANCES
Cash on hand	-	-
Balances with scheduled banks in Indian Rupees
In current accounts *	149	169
In deposit accounts	1,216	2,735
Balances with non-scheduled banks in foreign currency **
In current accounts	303	375
	1,668	3,279
*Includes balance in unclaimed dividend account	3	3
**Refer to note 22.2.13 for details of balances in non-scheduled banks

8. LOANS AND ADVANCES
Unsecured, considered good
Loans to subsidiary (refer to note 22.2.7)	23	14
Advances
prepaid expenses	22	27
for supply of goods and rendering of services *	8	9
advance to gratuity trust	-	-
others	24	14
	77	64
Unbilled revenues	309	203
Advance income tax	309	267
Loans and advances to employees
housing and other loans	40	49
salary advances	56	61
Electricity and other deposits	19	16
Rental deposits	11	12
Deposits with financial institution and body corporate (refer to note 22.2.14)	864	580
Mark to Market on options/ forward contracts	84	-
	1,769	1,252
Unsecured, considered doubtful
Loans and advances to employees	1	-
	1,770	1,252
Less: Provision for doubtful loans and advances to employees	1	-
	1,769	1,252
* Includes advances to subsidiary company	2	6

9. CURRENT LIABILITIES
Sundry creditors
goods and services	18	6
accrued salaries and benefits
salaries	28	6
bonus and incentives	145	233
unavailed leave	109	80
for other liabilities
provision for expenses	264	166
retention monies	9	13
withholding and other taxes payable	130	82
for purchase of intellectual property rights	-	19
Mark to market on options/ forward contracts	-	2
others	3	3
	706	610
Advances received from clients	15	7
Unearned revenue	321	188
Unclaimed dividend	3	3
	1,045	808

10. PROVISIONS
Proposed dividend	-	1,061
Provision for
tax on dividend	-	149
income taxes *	294	187
post-sales client support and warranties	22	12
	316	1,409
* Refer to note 22.2.12

in Rs. crore
Schedules to Profit and Loss Account for the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

11. SOFTWARE DEVELOPMENT EXPENSES
Salaries and bonus including overseas staff expenses	1,393	987	3,936	2,632
Overseas group health insurance	28	12	68	36
Contribution to provident and other funds	37	22	105	62
Staff welfare	11	9	29	20
Technical sub-contractors - subsidiaries	159	92	446	266
Technical sub-contractors - others	73	29	170	83
Overseas travel expenses	70	60	206	172
Visa charges and others	20	7	84	53
Software packages
for own use	57	34	140	98
for service delivery to clients	5	6	20	25
Communication expenses	14	10	40	35
Computer maintenance	6	7	16	14
Consumables	6	4	17	12
Rent	4	3	11	9
Provision for post-sales client support and warranties	5	(6)	11	(9)
	1,888	1,276	5,299	3,508

12. SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	111	74	329	210
Overseas group health insurance	1	1	2	3
Contribution to provident and other funds	1	-	2	1
Staff welfare	1	-	2	1
Overseas travel expenses	24	14	69	42
Visa charges and others	-	2	1	7
Traveling and conveyance	1	1	2	2
Commission and earnout charges	4	10	23	27
Brand building	17	14	44	36
Professional charges	5	5	16	19
Rent	4	3	12	10
Marketing expenses	10	3	18	9
Telephone charges	2	2	5	4
Communication expenses	-	-	1	-
Printing and stationery	1	-	1	1
Advertisements	-	-	2	1
Office maintenance	-	-	-	-
Sales promotion expenses	-	-	1	1
Consumables	-	-	-	-
Software packages
for own use	-	-	-	-
Computer maintenance	-	-	-	-
Power and fuel	-	-	-	-
Insurance charges	-	-	-	-
Rates and taxes	-	-	-	-
Bank charges and commission	-	-	-	-
Miscellaneous expenses	-	-	-	-
	182	129	530	374

13. GENERAL AND ADMINISTRATION EXPENSES
Salaries and bonus including overseas staff expenses	45	33	127	90
Overseas group health insurance	-	-	-	1
Contribution to provident and other funds	3	2	8	5
Professional charges	34	25	100	65
Telephone charges	28	18	80	54
Power and fuel	22	16	66	45
Traveling and conveyance	21	17	61	45
Overseas travel expenses	3	3	12	9
Visa charges and others	-	1	1	3
Office maintenance	23	19	70	47
Guest house maintenance*	1	-	1	1
Insurance charges	7	5	19	16
Printing and stationery	4	2	10	7
Donations	7	4	16	13
Rent	4	2	13	7
Advertisements	2	3	6	10
Repairs to building	5	3	15	11
Repairs to plant and machinery	4	3	10	8
Rates and taxes	7	3	19	7
Professional membership and seminar participation fees	3	2	7	6
Postage and courier	2	1	6	4
Books and periodicals	1	1	3	3
Provision for bad and doubtful debts	5	(4)	24	6
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	1	-	1	1
Freight charges	-	-	1	1
Bank charges and commission	-	-	1	1
Research grants	2	-	7	1
Auditor's remuneration
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Miscellaneous expenses (refer to note 22.2.15)	1	1	4	2
	235	160	688	469
*For non training purposes

14. OTHER INCOME, NET
Interest received on deposits with banks and others*	30	25	100	73
Dividend received on investment in liquid mutual funds (non-trade unquoted)	36	24	83	54
Miscellaneous income (refer to note 22.2.15)	13	4	28	10
Exchange differences	(19)	(55)	44	(64)
	60	(2)	255	73
*Tax deducted at source	4	4	22	14

15. PROVISION FOR TAXATION
Income taxes*	125	86	355	238
Deferred taxes	(3)	(6)	(15)	(12)
	122	80	340	226
*Refer to note 22.2.12

in Rs. crore
Schedules to Cash Flow Statements for the	Nine months ended December 31,
	2006	2005

16. CHANGE IN LOANS AND ADVANCES
As per the Balance Sheet*	1,769	1,451
Add: Gratutity transitional liability (refer to Note 22.2.23)	13	-
Less: Deposits with financial institutions and body corporates
included in cash and cash equivalents	(743)	(426)
Advance income taxes separately considered	(309)	(579)
	730	446
Less: Opening balance considered	(484)	(390)
	246	56
* includes loans to subsidiary

17. CHANGE IN CURRENT LIABILITIES AND PROVISIONS
As per the Balance Sheet	1,361	1,444
Less: Provisions separately considered in the cash flow statement
Income taxes	(294)	(707)
Dividends	-	-
Dividend tax	-	-
	1,067	737
Less: Opening balance considered*	(834)	(598)
	233	139
*Adjusted for liability towards intellectual property rights (Refer to note 22.2.21)

18. INCOME TAXES PAID
Charge as per the Profit and Loss Account	340	226
Add: Increase in advance income taxes	42	176
Increase/(Decrease) in deferred taxes	15	12
Less: (Increase)/Decrease in income tax provision	(107)	(161)
	290	253

19. PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL
WORK-IN-PROGRESS
As per the Balance Sheet*	816	657
Less: Opening Capital work-in-progress	(571)	(318)
Add: Closing Capital work-in-progress	573	444
	818	783
* Excludes Rs 4 crore (Rs 4 crore) towards movement of land from Leasehold to Freehold

20. INVESTMENTS IN SECURITIES *
As per the Balance Sheet	2,793	2,309
Add: Provisions on investments	3	-
	2,796	2,309
Less: Investment in subsidiaries	(553)	(22)
Profit on sale of liquid mutual funds	(8)	-
Opening balance considered	(876)	(1,329)
	1,359	958
* Refer to note 22.2.16 for investment and redemptions

21. CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD
As per the Balance Sheet	1,668	1,570
Add: Deposits with financial institutions, included herein	743	426
	2,411	1,996

Schedules to the Financial Statements for the quarter and nine months ended December 31, 2006
22. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited, India ("Infosys BPO") formerly known as Progeon Limited, and wholly owned subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), formerly known as Infosys Technologies (Shanghai) Co. Limited and Infosys Consulting, Inc., USA ("Infosys Consulting"), is a leading global technology services organisation. The Company provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

22.1. Significant accounting policies

22.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (''GAAP") under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (''ICAI"), the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India. The interim financial statements are prepared to conform to the accounting standard on "Interim Financial Reporting". Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis.

22.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset's net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Where no reliable estimate can be made, a disclosure is made as contingent liability. Actual results could differ from those estimates.

22.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts, where there is no uncertainty as to measurement or collectability of consideration is recognized as per the percentage of completion method.On time-and-materials contracts, revenue is recognized as the related services are rendered.Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the percentage of completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company's right to receive dividend is established.

22.1.4. Expenditure

The cost of software purchased for use in software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

22.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

22.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line basis over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated within a year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the other fixed assets as follows:-

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
22.1.7. Retirement benefits to employees
22.1.7.a Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the ''Gratuity Plan") covering eligible employees. In accordance with the Payment of Gratuity Act, 1972, the Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment. Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as of the balance sheet date, based upon which, the company contributes all the ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the ''Trust"). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by law.

22.1.7.b. Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust. The company had no further obligations to the Plan beyond its monthly contributions. From April 1 2005, a portion of the monthly contribution amount was paid directly to the employees as an allowance and the balance amount was contributed to the trust.

22.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Aggregate contributions along with interest thereon is paid at retirement, death, incapacitation or termination of employment. Both the employee and the company make monthly contributions to the Infosys Technologies Limited Employee's Provident Fund Trust equal to a specified percentage of the covered employee's salary. Infosys also contributes to a government administered pension fund on behalf of its employees. The interest rate payable by the trust to the beneficiaries every year is being notified by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

22.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

22.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at the daily rates. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred, is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.
Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the company's accounting policy.
Monetary current assets and monetary current liabilities that are denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

22.1.10. Forward contracts and options in foreign currencies

The company uses foreign exchange forward contracts and options to hedge its exposure to movements in foreign exchange rates.The use of these foreign exchange forward contracts and options reduces the risk or cost to the company and the company does not use the foreign exchange forward contracts or options for trading or speculation purposes.
The company records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract or option as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the profit and loss account.

22.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.
The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee stock options in excess of compensation charged to profit and loss account are credited to the share premium account.

22.1.12. Earnings per share

In determining earnings per share, the company considers the net profit after tax and includes the post tax effect of any extra-ordinary/exceptional item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable, had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issues effected prior to the approval of the financial statements by the board of directors.

22.1.13. Investments

Trade investments are the investments made to enhance the company's business interests. Investments are either classified as current or long-term based on the Management's intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

22.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the company are segregated.

22.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 22.3. All exact amounts are stated with the suffix ''/-". One crore equals 10 million.

The previous period figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

22.2.1. Aggregate expenses
The aggregate amounts incurred on certain specific expenses
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Salaries and bonus including overseas staff expenses	1,549	1,094	4,392	2,932
Contribution to provident and other funds	41	24	115	68
Staff welfare
Staff welfare	12	9	31	21
Group health insurance and others	-	-	-	-
Overseas group health insurance	29	13	70	40
Overseas travel expenses	97	77	287	223
Visa charges and others	20	10	86	63
Traveling and conveyance	22	18	63	47
Technical sub-contractors - subsidiaries	159	92	446	266
Technical sub-contractors - others	73	29	170	83
Software packages
for own use	57	34	140	98
for service delivery to clients	5	6	20	25
Professional charges	39	30	116	84
Telephone charges	30	20	85	58
Communication expenses	14	10	41	35
Power and fuel	22	16	66	45
Office maintenance	23	19	70	47
Guest house maintenance*	1	-	1	1
Commission and earnout charges	4	10	23	27
Brand building	17	14	44	36
Rent	12	8	36	26
Insurance charges	7	5	19	16
Computer maintenance	6	7	16	14
Printing and stationery	5	2	11	8
Consumables	6	4	17	12
Donations	7	4	16	13
Advertisements	2	3	8	11
Marketing expenses	10	3	18	9
Other miscellaneous expenses	-	-	-	-
Repairs to building	5	3	15	11
Repairs to plant and machinery	4	3	10	8
Rates and taxes	7	3	19	7
Professional membership and seminar participation fees	3	2	7	6
Postage and courier	2	1	6	4
Provision for post-sales client support and warranties	5	(6)	11	(9)
Books and periodicals	1	1	3	3
Provision for bad and doubtful debts	5	(4)	24	6
Provision for doubtful loans and advances	-	-	-	-
Commission to non-whole time directors	1	-	1	1
Sales promotion expenses	-	-	1	1
Freight charges	-	-	1	1
Bank charges and commission	-	-	1	1
Auditor's remuneration
statutory audit fees	-	-	-	-
certification charges	-	-	-	-
others	-	-	-	-
out-of-pocket expenses	-	-	-	-
Research grants	2	-	7	1
Miscellaneous expenses (refer to note 22.2.15)	1	1	4	2
	2,305	1,565	6,517	4,351
Fringe Benefit Tax (FBT) in India included in the above	5	3	12	9
*for non training purposes

22.2.2. Capital commitments and contingent liabilities
in Rs. Crore
	As at
Particulars	December 31, 2006	March 31, 2006
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	746	509
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	25	20
Claims against the company, not acknowledged as debts*	19	14
(Net of Amount Rs. 138 (Rs. 138) crore paid to statutory authorities)
Forward contracts outstanding
In US$	US $ 75,000,000	US $ 100,000,000
(Equivalent approximate in Rs. crore)	341	445
Range barrier options in US $	US $ 215,000,000	US $ 210,000,000
(Equivalent approximate in Rs. crore)	948	934
Range barrier options in Euro	euro 5,000,000	euro 3,000,000
(Equivalent approximate in Rs. crore)	29	16
Range barrier options in GBP	£27,000,000	£3,000,000
(Equivalent approximate in Rs. crore)	233	23

* Claims against the Company not acknowledged as debts include demands from Indian tax authorities for payment of additional tax of Rs. 135 crore (Rs. 135 crore), including interest of Rs. 33 crore (Rs. 33 crore), upon completion of their tax review for fiscal 2002 and 2003. The tax demand is mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income-tax Act. The deductible amount is determined by the ratio of ''Export Turnover" to ''Total Turnover". The disallowance arose from certain expenses incurred in foreign currency being reduced from Export Turnover but not reduced from Total Turnover.

The company is contesting the demand and management, including its tax advisers, believe that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations.
The company received the order of the appellate authority, the Commissioner of Income Tax (Appeals), Bangalore for the demand pertaining to fiscal 2002 and fiscal 2003 in April 2006 and August 2006 respectively. The position of the company has been substantially upheld by the appellate authority.

22.2.3. Quantitative details
The company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

22.2.4. Imports (valued on the cost, insurance and freight basis)
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Capital goods	61	40	209	156
Software packages	-	4	3	8
	61	44	212	164

22.2.5. Activity in foreign currency
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Earnings in foreign currency (on receipts basis)
Income from software services and products	3,321	2,323	8,896	6,448
Interest received on deposits with banks	3	2	10	4
Expenditure in foreign currency (on payments basis)
Travel expenses	80	61	269	216
Professional charges	16	13	48	31
Technical sub-contractors - subsidiaries	156	91	431	248
Other expenditure incurred overseas for software development	1,224	652	3,094	1,895
Net earnings in foreign currency (on the receipts and payments basis)	1,848	1,508	5,064	4,062

22.2.6. Obligations on long-term, non-cancelable operating leases
The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Lease rentals recognized during the period	12	8	36	26

in Rs. Crore
Lease obligations	As at
	December 31, 2006	March 31, 2006

Within one year of the balance sheet date	33	24
Due in a period between one year and five years	96	100
Due after five years	50	61
	179	185

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at December 31, 2006 and March 31, 2006 :

in Rs. Crore

Particulars	Cost	Accumulated depreciation	Net book value
Building	44	8	36
	33	5	28
Plant and machinery	20	10	10
	16	7	9
Computers	2	2	-
	2	2	-
Furniture & fixtures	11	9	2
	11	8	3
Total	77	29	48
	62	22	40

The aggregate depreciation charged on the above for the quarter and nine months ended December 31, 2006 amounted to Rs. 2 crore and Rs. 7 crore respectively (Rs. 2 crore and Rs. 3 crore for the quarter and nine months ended December 31, 2005 respectively).

The company has non-cancelable operating leases on equipped premises leased to Infosys BPO. The leases extend for periods between 36 months and 58 months from the date of inception. The lease rentals received are included as a component of sale of shared services (Refer Note 22.2.7).

Lease Rental commitments from Infosys BPO:

in Rs. Crore
Lease rentals	As at
	December 31, 2006	March 31, 2006

Within one year of the balance sheet date	12	11
Due in a period between one year and five years	7	17
Due after five years	-	-
	19	28

The rental income from Infosys BPO for the quarter and nine months ended December 31, 2006 amounted to Rs. 5 crore and Rs. 12 crore respectively (Rs 3 crore and Rs 8 crore for the quarter and nine months ended December 31, 2005 respectively).

22.2.7. Related party transactions
List of related parties:
Name of the related party	Country	Holding, as at
		December 31, 2006	March 31, 2006
Infosys BPO Limited**	India	99.91%	71.74%
Infosys Technologies ( Australia), Pty Limited	Australia	100%	100%
Infosys Technologies ( China) Co. Limited	China	100%	100%
Infosys Consulting, Inc.	USA	100%	100%
Progeon s. r. o *	Czech Republic	99.91%	71.74%
* Progeon s.r.o is a wholly owned subsidiary of Infosys BPO Ltd.
**On December 8, 2006, the shareholders of Infosys BPO Limited (''Infosys BPO") approved a buy-back of upto 1,279,963 equity shares at a fair market value of Rs.604/- per equity share. The buy-back was in accordance with Section 77A of the Indian Companies Act, 1956. Pursuant to the buy-back offer Infosys BPO bought back 1,139,469 equity shares which were subsequently cancelled on December 29, 2006.

The details of the related party transactions entered into by the company, in addition to the lease commitments described in note 22.2.6, for the quarter and nine months ended December 31, 2006 and 2005 are as follows:
in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Capital transactions:

Financing transactions
Infosys China	-	9	9	9
Infosys Consulting	-	-	14	22

Rental deposit repaid
Infosys BPO	-	-	-	2

Loans
Infosys China	-	-	9	-

Revenue transactions:
Purchase of services
Infosys BPO (Including Progeon s.r.o)	3	1	8	2
Infosys Australia	97	58	272	177
Infosys China	13	3	29	6
Infosys Consulting	47	30	136	81
Purchase of shared services including facilities and personnel
Infosys BPO (Including Progeon s.r.o)	1	-	2	1
Interest Income
Infosys China	-	-	1	-
Sale of services
Infosys Australia	1	1	2	4
Infosys China	1	-	2	1
Infosys Consulting	-	1	3	2
Sale of shared services including facilities and personnel
Infosys BPO (Including Progeon s.r.o)	4	2	10	11
Infosys Consulting	1	2	2	4
Details of amounts due to or due from and maximum dues from subsidiaries for the quarter ended December 31, 2006 and year ended March 31,2006 :
in Rs. Crore
Particulars	As at
	December 31, 2006	March 31, 2006

Loans and advances
Infosys China	25	20
Maximum balances of loans and advances
Infosys BPO (Including Progeon s.r.o)	2	3
Infosys Australia	21	28
Infosys China	25	20
Infosys Consulting	13	-

During the quarter and nine months ended December 31, 2006, an amount of Rs. 5 crore and Rs. 14 crore respectively (Rs. 2 crore and Rs. 9 crore for the quarter and nine months ended December 31, 2005 respectively ) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the company are trustees.

22.2.8. Transactions with key management personnel

Key Management personnel comprise directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2006 and December 31, 2005 have been detailed in Schedule 22.3 since the amounts are less than a crore.

22.2.9. Research and development expenditure	in Rs. Crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Revenue	43	25	116	77
	43	25	116	77

22.2.10. Dues to small-scale industrial undertakings

As at December 31, 2006 and March 31, 2006, the company has no outstanding dues to small-scale industrial undertaking.

22.2.11. Stock option plans

The company has two stock option plans that are currently operational.
1998 Stock Option Plan (''the 1998 Plan")
The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	37,33,549	54,93,464	45,46,480	61,08,580
Granted	-	-	-	-
Less: exercised	(346,993)	(547,296)	(1,022,564)	(1,094,756)
forfeited	(25,446)	(50,840)	(162,806)	(118,496)
Options outstanding, end of period	33,61,110	48,95,328	33,61,110	48,95,328

1999 Stock Option Plan (''the 1999 Plan")
In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in June 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value.

Number of options granted, exercised and forfeited during the	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Options outstanding, beginning of period	1,51,26,339	2,42,48,376	1,91,79,074	2,81,09,874
Granted	-	-	-	-
Less: exercised	(1,716,474)	(3,184,006)	(5,715,944)	(6,814,472)
forfeited	(23,875)	(63,180)	(77,140)	(294,212)
Options outstanding, end of period	1,33,85,990	2,10,01,190	1,33,85,990	2,10,01,190

The aggregate options considered for dilution are set out in note 22.2.20

22.2.12. Income taxes

The provision for taxation includes tax liabilities in India on the company's global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.
Most of Infosys' operations are conducted through Software Technology Parks (''STPs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31,2009.
Infosys also has operations in a Special Economic Zone ("SEZs"). Income from SEZs are fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions.

22.2.13. Cash and bank balances Details of balances as on balance sheet dates and the maximum balances during the period with non-scheduled banks:-
in Rs. crore
Balances with non-scheduled banks	As at
	December 31, 2006	March 31, 2006
In current accounts
ABN Amro Bank , Taipei, Taiwan	-	1
Bank of America, Palo Alto, USA	176	229
Bank of China, Beijing, China	-	-
Citibank NA, Melbourne, Australia	70	39
Citibank NA, Hongkong	-	-
Citibank NA, Singapore	-	-
Citibank NA, Tokyo, Japan	-	1
Citibank NA, Sharjah, UAE	-	-
Citibank NA, Thailand	-	-
Deutsche Bank, Brussels, Belgium	5	8
Deutsche Bank, Frankfurt, Germany	11	21
Deutsche Bank, Amsterdam, Netherlands	2	4
Deutsche Bank, Paris, France	6	1
Deutsche Bank, Spain	1	-
Deutsche Bank, Zurich, Switzerland	7	6
HSBC Bank PLC, Croydon, UK	20	60
ICICI Bank UK Ltd., London, UK	-	-
Nordbanken, Stockholm, Sweden	1	-
Nova Scotia Bank, Toronto, Canada	-	-
Royal Bank of Canada, Toronto, Canada	4	4
Svenska Handels Bank, Stockholm, Sweden	-	1
UFJ Bank, Tokyo, Japan	-	-
ICICI Bank - Toronto, Canada	-	-

	303	375
in Rs. crore
Maximum balance with non-scheduled banks during the period	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
In current accounts
ABN Amro Bank , Taipei, Taiwan	1	2	1	2
Bank of America, Palo Alto, USA	501	391	614	391
Bank of China, Beijing, China	-	-	-	-
Citibank NA, Melbourne, Australia	199	36	199	54
Citibank NA, Hongkong	-	-	-	-
Citibank NA, Singapore	-	-	-	-
Citibank NA, Tokyo, Japan	18	9	23	36
Citibank NA, Sharjah, UAE	-	-	-	-
Citibank NA, Thailand	-	-	-	-
Deutsche Bank, Brussels, Belgium	65	18	65	31
Deutsche Bank, Frankfurt, Germany	40	35	62	38
Deutsche Bank, Amsterdam, Netherlands	6	2	10	2
Deutsche Bank, Paris, France	15	5	19	5
Deutsche Bank, Spain	1	-	1	-
Deutsche Bank, Zurich, Switzerland	11	11	30	13
HSBC Bank PLC, Croydon, UK	163	78	236	78
ICICI Bank UK Ltd., London, UK	-	17	-	35
Nordbanken, Stockholm, Sweden	2	-	2	-
Nova Scotia Bank, Toronto, Canada	-	-	-	-
Royal Bank of Canada, Toronto, Canada	17	13	37	13
Svenska Handels Bank, Stockholm, Sweden	1	2	1	2
UFJ Bank, Tokyo, Japan	5	-	34	28
ICICI Bank - Toronto, Canada	-	8	-	11
The cash and bank balances include interest accrued but not due on fixed deposits amounting to Rs. 11 crore as at December 31, 2006 (as at March 31, 2006 Rs. 25 crore).

22.2.14. Loans and advances
''Advances" mainly comprises prepaid travel and per-diem expenses and advances to vendors.

Deposits with financial institutions:-
in Rs. crore
Particulars	As at
	December 31, 2006	March 31, 2006
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	500
GE Capital Services India Limited	241	-
Life Insurance Corporation of India	121	80
	864	580
Interest accrued but not due (included above)	3	-

Maximum balance held as deposits with financial institutions:-
in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Deposits with financial institutions:
Housing Development Finance Corporation Limited ("HDFC")	502	201	502	202
GE Capital Services India Limited	241	225	241	225
Life Insurance Corporation of India	121	103	130	105

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC. Except as director in this financial institution, he has no direct interest in any transactions.
Deposit with LIC represents amount deposited to settle employee benefit/ leave obligations as and when they arise during the normal course of business.

22.2.15. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter and nine months ended December 31, 2006 and December 31, 2005 are less than Rs. 1 crore and accordingly disclosed in note 22.3
Depreciation charged to the profit and loss account relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005

Charged during the period	8	17	14	27

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as ''Land - leasehold" under ''Fixed assets" in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at December 31, 2006.

22.2.16. Details of Investments
in Rs. crore
Particulars	As at
	December 31, 2006	March 31, 2006
Long- term investments
CiDRA Corporation, USA
Nil (14,124) Series D convertible preferred stock at US$ 90 each, fully paid, par value US$ 0.01 each	-	5
Nil (72,539) Class A common stock, par value US$ 0.001 each	-	-
Nil (2,139) Non voting redeemable preferred stock, par value US$ 0.01 each	-	-
CyVera Corporation, USA
Nil (25,641) , Series A preferred stock par value US$0.001	-	-
OnMobile Systems Inc., (formerly Onscan Inc.) USA
1,00,000 (1,00,000) common stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
1,00,000 (1,00,000) Series A voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	-	-
44,00,000 (44,00,000) Series A non-voting convertible preferred stock at US$ 0.4348 each, fully paid, par value US$ 0.001 each	9	9
M-Commerce Ventures Pte Ltd, Singapore
100 (100) ordinary shares of Singapore $ 1 each, fully paid, par value Singapore $ 1 each	-	-
684 (684) redeemable preference shares of Singapore $ 1, fully paid, at a premium of Singapore $ 1,110 per redeemable preferred stock	2	2
216 (216) redeemable preference shares of Singapore $ 1, fully paid, par value Singapore $ 1 each	-	-
Illumina Inc.
Nil (758) common stock at USD 0.01 per share	-	-
	11	16
Less: Provision for investment	11	14
	-	2
Current investments - Liquid Mutual Funds
in Rs. crore
Particulars	Number of units as at		Amount as at
	December 31, 2006	March 31, 2006	December 31, 2006	March 31, 2006

Birla Cash Plus - Institutional Premium	19,86,72,276	9,94,77,727	200	100
CanLiquid Fund - Institutional Plan	-	5,97,28,831	-	60
DBS Chola Liquid Institutional Plus	-	4,63,08,937	-	54
DWS Insta Cash Plus Fund - Institutional Plan	13,50,18,330	-	135	-
DSP Merill Lynch Liquidity Fund Weekly - Institutional Plan	7,48,316	-	75	-
DSP Merill Lynch Liquidity Plus Weekly - Institutional Plan	7,49,850		75
HSBC Cash Fund - Institutional Plus	14,97,01,909	-	150	-
HSBC Liquid Plus - Institutional Plus	4,98,28,590		50
ING Vysya Liquid Fund Institutional Plan	-	7,88,74,225	-	79
Kotak Liquid Institutional Plan	17,92,67,234	-	180	-
Principal Cash Management Fund Liquid Option-Institutional Plan	19,97,77,898	-	200	-
Prudential ICICI Institutional Liquid Plan - Super Institutional Plan	17,94,26,871	-	179	-
Sundaram BNP Paribas Money Fund Super Institutional Plan	-	2,96,83,287	-	30
UTI Liquid Cash Plan Institutional Plan	6,81,732	14,77,424	70	150
TATA Liquid Super High Investment Fund	13,09,379	13,31,587	150	150
ABN Amro Cash Fund - Institutional Plan	3,50,00,000	-	35	-
Reliance Liquidity Fund	18,78,00,878	-	200	-
Standard Chartered Liquidity Manager Plus	14,95,898	-	150	-
LICMF Liquid Fund	18,30,57,139	55,451,349	201	61
			2,050	684
At cost			1,521	624
At fair value			529	60
			2,050	684

Details of investments in and disposal of securities during the quarter and nine months ended December 31, 2006 and 2005:-
in Rs. crore
Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Investment in securities
Subsidiaries	-	-	553	22
Long-term investments	-	-	-	-
Liquid Mutual funds	590	191	3,480	1,749
	590	191	4,033	1,771
Redemption / Disposal of Investment in securities
Long-term investments	-	-	6	-
Liquid Mutual funds	1,241	321	2,121	791
	1,241	321	2,127	791
Net movement in investments	(651)	(130)	1,906	980

Investment purchased and sold during the nine months ended ended December 31, 2006:-
in Rs. crore
Name of the fund	Face value Rs /-	Units	Cost

Reliance Liquidity Fund - Treasury Plan	10	14,22,48,023	150
Canliquid Fund - Institutional Plan	10	10,94,65,609	110
Chola Liquid Fund Institutional Plus	10	4,21,87,329	50
Deustsche Insta Cash Plus Fund	10	10,94,19,305	110
Deutsche Money Plus Fund - Monthly Dividend Options	10	3,96,41,247	40
DSP Merrill Lynch Liquid Fund	1,000	7,49,850	75
HDFC Liquid Fund - Premium Plus Plan	10	14,12,38,691	175
HSBC Liquid Fund	10	9,51,03,549	95
ING VYSYA Liquid Fund	10	6,94,02,003	70
JM High Liquidity Fund - Super institutional Plan	10	2,47,76,516	25
Kotak Liquid Institutional Premium	10	7,47,17,568	75
SBI -Magnum Institutional Income Saving	10	13,72,38,413	145
Sundaram Money Fund	10	4,92,60,113	50
Templeton India Treasury Mang Acct Inst Plan	1,000	26,61,991	270
UTI Liquid Cash Plan - Institutional Plan	1,000	14,64,979	150

Particulars of investments made during the quarter and nine months ended December 31, 2006 and 2005:-
in Rs. crore
Particulars of investee companies	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Infosys Consulting Inc., USA	-	-	14	22
Infosys China	-	-	9	-
Infosys BPO Ltd	-	-	530	-
	-	-	553	22

Conversion of Cumulative Preference shares in Infosys BPO Ltd

Infosys BPO had issued an aggregate of 87,50,000 0.005% Cumulative Convertible Preference shares of par value Rs. 100 each to Citicorp International Finance Corporation ("CIFC") for an aggregate consideration of Rs. 94 crore as per the shareholder's agreement as of March 31, 2005. Each preference share was convertible to one equity share of par value Rs. 10/-. On June 30, 2005 CIFC exercised its rights under the shareholder's agreement and converted the preference shares to equity shares. Pursuant to the conversion, the equity share capital of Infosys BPO increased by Rs. 9 crore to Rs. 33 crore and the share premium increased by Rs. 79 crore to Rs. 85 crore. On June 30, 2006, the company completed the acquisition of the entire holdings (87,50,000 shares amounting to 23% of the equity on a fully diluted basis) of CIFC in Infosys BPO for a consideration amounting to Rs. 530 crore (US$ 115.13 million). The net consideration of Rs. 309 crore, after withholding taxes of Rs. 221 crore was remitted to CIFC on the same date.

Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The amount of provision made on trade investments during the quarter and nine months ended December 31, 2006 amounted to Rs. Nil and Rs. 2 crore respectively (for the quarter and nine months ended December 31, 2005 Rs. Nil and Rs. Nil respectively).
The company provided Rs. 0.19 crore and Rs. 1 crore during the quarter and nine months ended on December 31, 2006 (Rs. Nil crore and and Rs. Nil crore for the quarter and nine months ended December 31, 2005) on revision of the carrying amount of non-trade current investments to fair value.

22.2.17. Segment reporting

The Group's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as ''unallocated" and directly charged against total income.

Fixed assets used in the company's business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments
Quarter ended December 31, 2006 and 2005:-
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,344	455	592	379	684	3,454
	848	349	362	257	582	2,398
Identifiable operating expenses	555	198	257	149	282	1,441
	362	154	144	103	235	998
Allocated expenses	336	114	148	95	171	864
	201	82	85	61	138	567
Segmental operating income	453	143	187	135	231	1,149
	285	113	133	93	209	833
Unallocable expenses						129
						109
Operating income						1,020
						724
Other income (expense), net						60
						(2)
Net profit before tax and exceptional items						1,080
						722
Provision for taxation						122
						80
Net profit after tax and before exceptional items						958
						642
Income on sale of investments (net of taxes)						-
						-
Net profit after tax and exceptional items						958
						642
Nine months ended December 31, 2006 and 2005:-
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	3,622	1,334	1,667	983	1,988	9,594
	2,313	924	1,028	692	1,578	6,535
Identifiable operating expenses	1,569	578	703	420	839	4,109
	979	414	421	285	666	2,765
Allocated expenses	909	335	418	247	499	2,408
	563	223	248	168	384	1,586
Segmental operating income	1,144	421	546	316	650	3,077
	771	287	359	239	528	2,184
Unallocable expenses						336
						274
Operating income						2,741
						1,910
Other income (expense), net						252
						73
Net profit before tax and exceptional items						2,993
						1,983
Provision for taxation						340
						226
Net profit after tax and before exceptional items						2,653
						1,757
Income on sale of investments (net of taxes)						6
						-
Net profit after tax and exceptional items						2,659
						1,757
Geographic segments
Quarter ended December 31, 2006 and 2005:-
in Rs. crore
		North America	Europe	India	Rest of the World	Total
Revenues		2,198	906	65	285	3,454
		1,577	590	35	196	2,398
Identifiable operating expenses		940	337	12	152	1,441
		663	223	18	94	998
Allocated expenses		550	227	16	71	864
		373	140	8	46	567
Segmental operating income		708	342	37	62	1,149
		541	227	9	56	833
Unallocable expenses						129
						109
Operating income						1,020
						724
Other income (expense), net						60
						(2)
Net profit before tax and exceptional items						1,080
						722
Provision for taxation						122
						80
Net profit after tax and before exceptional items						958
						642
Income on sale of investments (net of taxes)						-
						-
Net profit after tax and exceptional items						958
						642

Nine months ended December 31, 2006 and 2005:-
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	6,151	2,472	159	812	9,594
	4,280	1,565	117	573	6,535
Identifiable operating expenses	2,670	960	44	435	4,109
	1,818	612	56	279	2,765
Allocated expenses	1,545	621	39	203	2,408
	1,039	380	28	139	1,586
Segmental operating income	1,936	891	76	174	3,077
	1,423	573	33	155	2,184
Unallocable expenses					336
					274
Operating income					2,741
					1,910
Other income (expense), net					252
					73
Net profit before tax and exceptional items					2,993
					1,983
Provision for taxation					340
					226
Net profit after tax and before exceptional items					2,653
					1,757
Income on sale of investments (net of taxes)					6
					-
Net profit after tax and exceptional items					2,659
					1,757

22.2.18. Provision for doubtful debts

Periodically, the company evaluates all customer dues to the company for collectibility. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer's ability to settle. The company normally provides for debtor dues outstanding for 180 days or longer as at the balance sheet date. As at December 31, 2006 the company has provided for doubtful debts of Rs. 3 crore (Rs. 2 crore as at March 31, 2006) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

22.2.19. Dividends remitted in foreign currencies

The company remits the equivalent of the dividends payable to the holders of ADS (''ADS holders") in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the company's ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:-
in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended December 31,		Nine months ended December 31,
		2006	2005	2006	2005
Final dividend for Fiscal 2005*	7,55,32,654	-	-	-	25
Final dividend for Fiscal 2006*	7,70,94,270	-	-	33	-
Silver Jubilee special dividend*	7,70,94,270	-	-	116	-
Interim dividend for fiscal 2006*	7,61,02,422	-	25	-	25
Interim dividend for fiscal 2007	7,76,06,280	39	-	39	-
* Adjusted for bonus issue
22.2.20. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 10, 2006, the shareholders approved a 1:1 bonus issue (stock dividend) for all shareholders including the ADR holders i.e. one additional equity share for every one existing share held by the members by capitalizing a part of the general reserves. The record date for the bonus issue was July 14, 2006 and shares were allotted on July 15, 2006. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue.

Particulars	Quarter ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Number of shares considered as basic weighted average shares outstanding	55,70,34,398	54,75,42,952	55,48,77,140	54,45,78,758
Add: Effect of dilutive issues of shares/stock options	1,26,82,686	1,56,66,954	1,32,95,919	1,59,08,234
Number of shares considered as weighted average shares and potential shares outstanding	56,97,17,084	56,32,09,906	56,81,73,059	56,04,86,992
22.2.21. Intellectual Property Rights

Infosys was liable to pay Aeronautical Development Agency (ADA) a maximum amount of Rs. 20 crore (US$ 4.4 million) by June 12, 2012 through a revenue sharing arrangement towards acquisition of Intellectual Property Rights in AUTOLAY, a commercial software application product used in designing high performance structural systems. During the quarter Infosys foreclosed the arrangement by paying the net present value of the future revenue share amounting to Rs. 13.5 crore (US$ 3 million). The remainder of the liability in books amounts to Rs. 6.5 crore (US$ 1.4 million) has been written back and disclosed in Other Income.

22.2.22. Exceptional items

During the year ended March 31, 2005 the company sold its entire investment in Yantra Corporation, USA (Yantra) for a total consideration of US $12.57 million. An amount of Rs. 49 crore representing 90% of the consideration was received by the company and the balance amount was deposited in Escrow to indemnify any contractual contingencies.

During the nine months ended December 31, 2006, the company received the balance amount of Rs. 5 crore on fulfillment of the Escrow obligations. Since the carrying value of the investment is nil, the entire proceeds of Rs. 5 crore (net of taxes, as applicable) has been recognized in the profit and loss account as an exceptional item.

During the nine months ended December 31, 2006, the company received Rs. 1 crore from CiDRA Corporation towards redemption of shares on recapitalisation. The remainder of investment was written off against provision made earlier.

22.2.23. Gratuity Plan

Effective April 1, 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 13 crore. As required by the standard, the obligation has been recorded with the transfer of Rs. 13 crore to general reserves.

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation:
in Rs. crores
Particulars	As at December 31, 2006
Obligations at period beginning	180
Service Cost	34
Interest cost	10
Actuarial (gain)/loss	(1)
Benefits paid	(11)
Obligations at period end	212

Defined benefit obligation liability as at the balance sheet is wholly funded by the company

Change in plan assets
Plans assets at period beginning, at fair value	167
Expected return on plan assets	12
Actuarial gain/(loss)	1
Contributions	43
Benefits paid	(11)
Plans assets at period end, at fair value	212

Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	212
Present value of the defined benefit obligations at the end of the period	212
Asset recognized in the balance sheet	0

Gratuity cost for the period
Service cost	34
Interest cost	10
Expected return on plan assets	(12)
Actuarial (gain)/loss	(3)
Net gratuity cost	30

Investment details of plan assets
100% of the plan assets are invested in debt instruments.

Actual return on plan assets:	13

Assumptions
Interest rate	7.60%
Estimated rate of return on plan assets	7.60%

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

22.2.24. Cash flow statement
22.2.24.a
The balance of cash and cash equivalents includes Rs. 3 crore as at December 31, 2006 (Rs. 3 crore as at March 31, 2006) set aside for payment of dividends.

22.2.24.b Restricted Cash

Deposits with financial institutions and body corporate as at December 31, 2006 include an amount of Rs. 121 crore (Rs. 80 crore as at March 31, 2006) deposited with Life Insurance Corporation of India to settle employee benefit/ leave obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

22.3. Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs "DCA" earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given below.

Balance Sheet Items
in Rs. crores
Schedule	Description	As at
		December 31, 2006	March 31, 2006

3	Fixed assets
	Additions
	Vehicles	-	0.75
	Deductions/retirements
	Land - free-hold	-	0.01
	Plant and Machinery	0.33	-
	Furniture and fixtures	0.15	-
	Buildings	-	0.80
	Depreciation & Amortization
	For the period
	Vehicles	-	0.19
	Deductions/retirements
	Plant and Machinery	0.23	-
	Furniture and fixtures	0.11	-
8	Unsecured, considered doubtful
	Loans and advances to employees
	Provision for doubtful loans and advances to employees	-	0.44
22.2.6	Computers on operating lease to Infosys BPO
	- Net Book Value	0.11	0.17
22.2.13	Balances with non-scheduled banks
	- ABN Amro Bank, Taipei, Taiwan	0.31	0.94
	- Bank of China, Beijing China	-	0.02
	- Citibank NA, Singapore	0.10	0.19
	- Citibank NA, Thailand	0.14	-
	- Citibank NA, Tokyo, Japan	0.35	1.19
	- Citibank NA, Sharjah, UAE	0.08	0.04
	- Nordbanken, Stockholm, Sweden	-	0.09
	- Svenska Handels Bank, Stockholm, Sweden	0.06	0.51
	- UFJ Bank, Tokyo, Japan	0.07	0.09
22.2.14	Loans & Advances
	Interest accrued but not due - Deposits with Financial Institutions	-	0.10
22.2.16	Long- term investments
	Onmobile (common stock)	0.19	0.19
	Onmobile (Series A - voting)	0.19	0.19
Profit & Loss Items
in Rs. crores
Schedule	Description	Quarter ended December 31,		Nine months ended December 31,
		2006	2005	2006	2005

	Profit & Loss account
	Provision for investments	0.20	(0.27)	2.98	0.30
	Residual Dividend Paid	-	-	-	0.25
	Additional Dividend Tax	-	-	-	0.03
12	Selling & Marketing expenses
	Contribution to Provident and other funds	0.51	0.32	1.44	0.79
	Staff welfare	0.69	0.49	1.06	0.90
	Consumables	0.08	0.06	0.26	0.19
	Software packages for own use	-	-	0.42	0.06
	Communication expenses	0.18	0.20	0.50	0.46
	Printing and stationery	0.50	0.28	1.21	1.20
	Advertisements	0.34	0.30	2.36	1.10
	Office maintenance	0.10	0.03	0.22	0.32
	Computer Maintenance	0.03	-	0.08	-
	Insurance charges	-	0.02	-	0.02
	Sales promotion expenses	0.39	0.32	1.30	0.77
13	General and Administration expenses
	Provision for doubtful loans and advances	0.05	0.26	0.12	0.37
	Overseas group health insurance	0.14	-	(0.04)	-
	Visa Charges Others	0.21	-	1.36	-
	Commission to non-whole time directors	0.47	0.33	1.45	0.96
	Freight charges	0.18	0.15	0.63	0.56
	Bank charges and commission	0.13	0.28	0.99	0.84
	Research grants	2.04	0.35	7.02	0.56
	Auditor's remuneration
	Statutory audit fees	0.14	0.15	0.40	0.33
	Others	0.01	-	0.01	-
	Out of Pocket Expenses	-	0.01	0.04	0.02
22.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.05	0.26	0.12	0.37
	Commission to non-whole time directors	0.47	0.33	1.45	0.96
	Sales promotion expenses	0.39	0.32	1.30	0.77
	Freight charges	0.18	0.15	0.63	0.56
	Bank charges and commission	0.13	0.28	0.99	0.84
	Auditor's remuneration
	Statutory audit fees	0.14	0.15	0.40	0.33
	Others	0.01	-	0.01	-
	Out of Pocket Expenses	-	0.01	0.04	0.02
	Research grants	2.04	0.35	7.02	0.56
22.2.7	Related party transactions
	Revenue transactions:
	Purchase of shared services including facilities and personnel	0.81	0.47	1.79	1.23
22.2.9	Research and development expenditure
	Capital expenditure	-	0.16	-	0.16
22.2.13	Maximum balance with non-scheduled banks
	- Bank of China, Beijing China	-	0.04	0.02	0.07
	- Citibank NA, Hongkong	-	0.47	-	0.47
	- Citibank NA, Singapore	0.14	0.25	0.19	0.37
	- Citibank NA, Thailand	0.15	-	0.15	-
	- Citibank NA, Sharjah, UAE	0.14	0.16	0.18	0.16
	- Nordbanken, Stockholm, Sweden	-	0.12	-	0.12
	Profit / (loss) on disposal of fixed assets
	Profit on disposal of fixed assets, included in miscellaneous income	0.06	0.11	0.13	0.34
	Loss on disposal of fixed assets, included in miscellaneous expenses	(0.01)	(0.25)	(0.03)	(0.28)
	Profit/(Loss) on disposal of fixed assets,net	0.05	(0.14)	0.10	0.06

Cash Flow Statement Items
in Rs. crores
Schedule	Description	For the Period Ended
		December 31, 2006	December 31, 2005

Cash flow	(Profit)/ loss on sale of fixed assets	(0.05)	0.14
statement	Provision for investments	-	0.30
	Proceeds on disposal of fixed assets	0.30	(0.14)
Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.
Particulars of remuneration and other benefits paid to key management personnel during the quarter and nine months ended December 31, 2006 and December 31, 2005 (figures in italics are corresponding to the quarter and nine months ended December 31, 2005) :

in Rs. crores
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration

Chairman and Chief Mentor
N R Narayana Murthy *	-	-	-	-
	0.03	0.01	0.06	0.10
	0.06	0.02	0.21	0.29
	0.09	0.03	0.17	0.29
Chief Executive Officer and Managing Director
Nandan M Nilekani	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.12	0.03	0.24	0.39
	0.09	0.03	0.16	0.28
President, Chief Operating Officer and Joint Managing Director
S Gopalakrishnan	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.12	0.03	0.25	0.40
	0.09	0.03	0.17	0.29
Whole-time Directors
K Dinesh	0.04	0.01	0.05	0.10
	0.03	0.01	0.06	0.10
	0.10	0.03	0.24	0.37
	0.09	0.03	0.15	0.27
S D Shibulal
	0.03	0.01	0.04	0.08
	0.23	-	0.07	0.30
	0.10	0.03	0.20	0.33
	0.68	-	0.21	0.89
T V Mohandas Pai
	0.06	0.02	0.09	0.17
	0.05	0.02	0.11	0.18
	0.18	0.06	0.44	0.68
	0.15	0.06	0.34	0.55
Srinath Batni
	0.05	0.01	0.07	0.13
	0.04	0.02	0.11	0.17
	0.15	0.03	0.37	0.55
	0.13	0.05	0.30	0.48
Chief Financial Officer
V Balakrishnan	0.04	0.01	0.16	0.21
	0.03	0.01	0.09	0.13
	0.13	0.03	0.43	0.59
	0.09	0.03	0.31	0.43
* Wholetime director till August 20, 2006

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.06	-	-	0.06
	0.05	-	-	0.05
	0.18	-	-	0.18
	0.14	0.01	-	0.15

Prof.Marti G Subrahmanyam	0.05	-	-	0.05
	0.04	-	0.02	0.06
	0.17	-	0.05	0.22
	0.12	-	0.09	0.21

Philip Yeo	-	-	-	-
	-	-	-	-
	-	-	-	-
	0.03	-	-	0.03

David L Boyles	0.05	-	-	0.05
	0.03	-	-	0.03
	0.17	-	-	0.17
	0.06	-	-	0.06

Dr.Omkar Goswami	0.05	-	0.01	0.06
	0.04	-	-	0.04
	0.15	-	0.02	0.17
	0.13	0.02	0.02	0.17

Sen. Larry Pressler	-	-	-	-
	0.04	-	-	0.04
	0.03	-	0.03	0.06
	0.12	-	-	0.12

Rama Bijapurkar	0.05	-	-	0.05
	0.04	-	-	0.04
	0.17	-	0.01	0.18
	0.12	-	-	0.12

Claude Smadja	0.05	-	0.04	0.09
	0.04	-	-	0.04
	0.17	-	0.17	0.34
	0.12	-	0.08	0.20

Sridar A Iyengar	0.05	-	-	0.05
	0.04	-		0.04
	0.17	-	0.08	0.25
	0.12	-	0.11	0.23

Jeffrey Lehman	0.05	-	-	0.05
	-	-	-	-
	0.15	-	-	0.15
	-	-	-	-

N R Narayana Murthy *	0.06	-	-	0.06
	-	-	-	-
	0.09	-	-	0.09
	-	-	-	-
* Appointed as Additional Director effective August 21, 2006

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (the Company) as at 31 December 2006, the Profit and Loss Account of the Company for the quarter and nine months ended on that date and Cash Flow Statement of the Company for the nine months ended on that date, annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards issued by the Institute of Chartered Accountants of India, to the extent applicable; and

(e) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

  in the case of the Balance Sheet, of the state of affairs of the Company as at
  31 December 2006;
  in the case of the Profit and Loss Account, of the profit of the Company for the quarter and nine months ended on that date; and
  in the case of the Cash Flow Statement, of the cash flows of the Company for the nine months ended on that date.

for BSR & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership No. 32815

Bangalore
11 January 2007